EXHIBIT 16.0

May 11, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Office of Thrift Supervision
1700 G Street, N.W.
Washington, D.C. 20552

Ladies and Gentlemen:

We have read the comments made regarding us in the section titled "EXPERTS" in the most recent amendment of the Application for Approval of a Minority Stock Issuance by a Stock Holding Company Subsidiary of a Mutual Holding Company on Form MHC-2 and in Pre-Effective Amendment No. 2 of the Registration Statement on Form SB-2 (Registration Statement No. 333-123581) of Heritage Financial Group filed on or about May 12, 2005, as contained in the third, fourth, fifth and seventh sentences in the "EXPERTS" section. We are in agreement with the referenced sentences.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC
Oak Brook, Illinois

cc:	Mr. Joseph C. Burger, Jr. Audit Committee Chairman Heritage Financial Group